EXHIBIT 17.1

March 23, 2010

China Education Alliance, Inc.

Dear Sirs,

Re: Item 5.02 Current Report on Form 8-K

I have read the statements under Item 5.02 of the Company’s Current report on Form 8-K report it plans to file regarding my resignation as director of the Company.  I have been provided with an opportunity to furnish to the Company a letter stating whether I agree with the statements made by the Company in response to this Item 5.02. I am hereby furnishing this letter stating that I agree with the statements made by the Company in response to this Item 5.02 and also consent to this letter being included as an exhibit to the said Current Report on Form 8-K.

Your faithfully,
/s/ Ansheng Huang
Ansheng Huang